UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

September 28, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR ANNOUNCES NEW DIRECTOR AND GRANT OF STOCK OPTIONS

Alberta Star Development Corp. (the “Company”) is pleased to announce that Mr. Robert T. Hall was elected to the Board of Directors of the Corporation at the Annual General and Special Meeting of Shareholders held on September 27, 2006 (the “Meeting”).  Mr. Hall holds a Bachelor’s degree from the University of British Columbia.

All matters described in the information circular of the Company dated August 28, 2006 were considered and passed unanimously by shareholders at the Meeting.

As previously announced on August 21, 2006, the Company has granted an aggregate of 3,250,000 stock options to directors, officers, employees and consultants of the Company of which 1,825,000 stock options were granted to directors and senior officers of the Company.  Each option represents the right to purchase one common share of the Company at a price of $1.57 per share for a period of two years.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

On behalf of the Board of Directors of

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

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